**FDX CAPITAL LLC**
**(SEC I.D. No. 8-065170)**
FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2025
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
AND
REVIEW REPORT REGARDING EXEMPTION PROVISIONS

# PUBLIC

**FDX CAPITAL LLC**
**STATEMENT OF FINANCIAL CONDITION**
As of December 31, 2025

ASSETS

| | | |
|---|---|---:|
| Cash | $ | 260,949 |
| Accounts receivable | | 1,317,182 |
| Other assets | | 227,267 |
| Total Assets | $ | 1,805,398 |

LIABILITIES AND MEMBER'S EQUITY

| | | |
|---|---|---:|
| Accounts payable and accrued expenses | $ | 1,168,123 |
| Total Liabilities | | 1,168,123 |
| | | |
| Member's equity | | 637,275 |
| Total Liabilities and Member's Equity | $ | 1,805,398 |

The accompanying notes are an integral part of these financial statements.

1.  ORGANIZATION AND NATURE OF BUSINESS

    FDX CAPITAL LLC (the Company) was formed on October 10, 2001 in the state of New Jersey as a registered broker-dealer in securities transactions under the Securities Exchange Act of 1934. The Company is registered with the Securities and Exchange Commission (the "SEC"), a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

    The Company's income is derived from fees earned by raising money for entities and individuals for placement with money managers and investing by professional managers with whom the Company has agreements.

2.  SIGNIFICANT ACCOUNTING POLICIES

    ACCRUAL BASIS OF ACCOUNTING

    The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP). The Company's year-end is December 31.

    SIGNIFICANT JUDGMENTS

    Revenue from contracts with customers include private placement income and fees from investment banking, M&A and raising capital.  The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the approach measurement of the company's process under the contract; and whether constraints on variable consideration should be applied due to uncertain future event.

    REVENUE RECOGNITION

    The Company provides Investment Banking and Placement services on mergers and acquisition and raising of debt capital. Revenue for Investment Banking and Placement arrangements are generally recognized at the point in time that performance under the arrangement is completed (closing date of the transaction) or the contract is cancelled.  However, for certain contracts, revenue is recognized over time in which the performance obligation is simultaneously provided by the Company and consumed by the customer.  In some circumstances, significant judgment is

needed to determine the timing and measurement of progress appropriate for revenue recognition under a specific contract

Retainer fees are earned on some placement arrangements. The Company recognizes non-refundable retainer fees earned when services are performed.

The Company earns Management fees for acting as an introducing agent to private placement deals. Fees earned are a percentage of the management fees earned by the fund manager and are recognized monthly

SINGLE REPORTABLE SEGMENT

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including private placement, investment banking, management fees.  The Company has identified its CFO as the chief operating decision making ("CODM") who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company.  Additionally, the CODM uses excess net capital (see Note 3), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, which as whether to hold onto the capital or distribute to parent. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole.  The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant policies.

RECEIVABLES AND ALLOWANCE FOR DOUBTFUL ACCOUNTS

CREDIT LOSSES:

On January 1, 2023, the Company adopted ASU 2016-13 *Financial Instruments – Credit Losses (ASC Topic 326): Measurement of Credit Losses on Financial Instruments* (ASC Topic 326). This standard replaced the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss ("CECL") methodology. CECL requires an estimate of credit losses for the remaining estimated life of the financial asset using historical experience, current conditions, and reasonable and supportable forecasts and generally applies to financial assets measured at amortized cost, including loan receivables and held-to-maturity debt securities, and some off-balance sheet credit exposures such as unfunded commitments to extend credit. Financial assets measured at amortized cost will be presented at the net amount expected to be collected by using an allowance for credit losses. The Company did not have any such credit losses on December 31, 2025.

RECEIVABLES:

Receivables are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. At December 31, 2025, no allowance was deemed necessary by management. There were no write-offs of uncollectable amounts recognized during the year ended December 31, 2025.

The Company has an arrangement with a customer to pay placement fees due to the Company over a period of time. The fees will be paid out in 6 equal payments paid quarterly.  The company has a receivable balance from the company in the amount of $230,000 as of 12/31/2025.

LEASES

The Company shares its office space with an affiliate under the terms of an expense sharing agreement, which is cancelable with reasonable notice. This agreement is not subject to FASB ASC 842, Leases as it is not a party to lease agreements.  The company records shared expenses monthly.

INCOME TAXES

The Company is a wholly owned subsidiary of James Alpha Holdings LLC, a limited liability Company taxed as a partnership, thus the accompanying financial statements do not include any provision for federal or state income taxes.

USE OF ESTIMATES

The preparation of the Financial Statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from the estimates.

CONCENTRATION OF RISK

The Company maintains its cash in bank accounts, which at times may exceed federally insured limits.  The Company has not experienced any losses in this account and believes it is not exposed to any significant credit risk on cash and cash equivalents.

## FDX CAPITAL LLC
## NOTES TO FINANCIAL STATEMENTS
## DECEMBER 31, 2025

3.  NET CAPITAL

The Company is a member of FINRA and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. On December 31, 2025, the Company's net capital of $129,691 was above the calculated FINRA minimum net capital of $77,829, and the percentage of aggregate indebtedness to net capital was 900%.

4.  RELATED PARTY TRANSACTIONS

FDX Capital currently has an Expense Sharing Agreement and a Service Fee Agreement with James Alpha Management LLC, a related entity.  James Alpha Management charged FDX Capital for certain occupancy, operational expenses and salary related expenses. As of December 31, 2025, FDX Capital had a $1,776 balance payable to James Alpha Management.

The Company will also make Equity distributions to the parent Company James Alpha Holdings LLC.  Distributions decisions are made by the CFO, they take into consideration the effect on Net Capital. For the year ended December 31, 2025, the Company made $510,000 in equity distributions to James Alpha Holding LLC.

5.  CONCENTRATION AND CREDIT RISK

A portion of the Company's revenues may be received from a small number of transactions or concentrated within an industry.  During the year ended December 31, 2025, twelve clients comprised 79% of total revenues.  Three clients accounted for 88% of Accounts receivables. Management has evaluated the collectability of the receivable and has determined that no allowance for doubtful accounts is necessary.

6.  COMMITMENTS, CONTINGENCIES, AND GUARANTEES

The Company has no commitments, no contingencies, no guarantees as of December 31, 2025.

7.  SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. No material subsequent events have occurred.